Exhibit 2.1

AGREEMENT AND PLAN OF MERGER (THE “AGREEMENT”)

AGREEMENT AND PLAN OF MERGER, dated as of April 27, 2021, by and between Intec Pharma Ltd., an Israeli company (the “Company” or “Intec Israel”), Intec Parent, Inc., a Delaware corporation (“Intec Parent”) and Domestication Merger Sub Ltd., an Israeli company and a wholly-owned subsidiary of Intec Parent (“Domestication Merger Sub”), all having their registered offices in 12 Hartom Street Har Hotzvim, Jerusalem, 9777512 Israel. Intec Israel, Intec Parent and Domestication Merger Sub are each referred to herein as a “Party” and collectively as the “Parties”.

Recitals

WHEREAS, Intec Israel and Domestication Merger Sub are companies duly organized and existing under the laws of the State of Israel;

WHEREAS, on March 15, 2021, Intec Israel, Intec Parent, Dillon Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Intec Parent (the “Merger Sub”), Domestication Merger Sub, a wholly-owned subsidiary of Intec Parent, and Decoy Biosystems, Inc., a Delaware corporation (“Decoy”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, following the merger of the Domestication Merger Sub with and into Intec Israel, with Intec Israel being the surviving entity and becoming a wholly-owned subsidiary of Intec Parent (the “Domestication Merger”), and upon satisfaction of additional closing conditions, the Merger Sub will merge with and into Decoy, with Decoy being the surviving entity and a wholly-owned subsidiary of Intec Parent (the “Merger”).

WHEREAS, as set forth in the Merger Agreement, prior to the closing date of Merger, Intec Israel shall become a wholly-owned subsidiary of a Delaware corporation by Domestication Merger Sub (as the target company (“Chevrat Ha’Ya’ad”)) merging with and into Intec Israel (as the absorbing company (“HaChevra Ha’Koletet”)), with Intec Israel surviving the merger and becoming a wholly-owned subsidiary of Intec Parent by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law 5759 – 1999 (the “Companies Law”), pursuant to which all activity, assets and liabilities of Domestication Merger Sub will be transferred to Intec Israel, Domestication Merger Sub will cease to exist and Intec Israel shall continue as the surviving company becoming a wholly-owned subsidiary of Intec Parent;

WHEREAS, in connection with the Domestication Merger, all Intec Israel ordinary shares, having no par value per share (the “Intec Israel Shares”), outstanding immediately prior to the Domestication Merger, will be exchanged, on a one-for-one basis, for shares of common stock, par value $0.01 of Intec Parent (“Intec Parent Common Stock”) and all options and warrants to purchase Intec Israel Shares outstanding immediately prior to the Domestication Merger will be exchanged for equivalent securities of Intec Parent;

WHEREAS, Intec Israel’s board of directors believes, after considering various long- and short-term strategic alternatives, that the consummation of the Merger and Domestication Merger, including the transactions thereunder create more value for Intec Israel stakeholders;

WHEREAS, the board of directors of Intec Israel and Domestication Merger Sub have each (i) determined that considering the financial position of Intec Israel and Domestication Merger Sub, no reasonable concern exists that Intec Israel as the absorbing and surviving company will be unable to fulfill its obligations to its creditors, (ii) has determined that the Domestication Merger is fair to, and in the best interests of, Intec Israel and the shareholders of Intec Israel, (iii) has deemed advisable and approved this Agreement, the Domestication Merger, and the other actions contemplated by this Agreement, (iv) has determined to recommend that its shareholders vote to approve this Agreement the Domestication Merger, and the other actions contemplated by this Agreement; and

NOW, THEREFORE, in consideration of the mutual promises and agreements set forth herein, the Parties hereto, intending to be legally bound, agree as follows:

1.	The Merger

a.	The Domestication Merger shall be executed in accordance with Sections 314 - 327 of the Companies Law and the Companies Regulations (Merger), 2000 promulgated thereunder, and shall be subject to the fulfillment of the Closing Conditions (as defined in Section 5 below).

b.	As soon as reasonably practicable after the execution of this Agreement, the Parties undertake to use their best efforts to perform all actions and obtain all documents and/or certificates as required to facilitate the successful consummation of Domestication Merger by this Agreement, such as required by law and/or agreement, including the following: (i) performance of all requisite action as set forth in Sections 314 – 327 of the Companies Law and the Companies Regulations (Merger), 2000 promulgated thereunder; (ii) fulfillment of the Closing Conditions (as defined hereinafter); and (iii) delivery of all required reports, notices and certificates to the Registrar of Companies of the State of Israel (the “Companies Registrar”), including the applicable merger proposal to be executed in accordance with Section 316 of the Companies Law (the “Merger Proposal”).

c.	Without derogating from the above, as soon as reasonably practicable after the execution of this Agreement the Parties shall prepare and file with the Israeli Income Tax Authority (the “ITA”) applications for the Tax Rulings (as defined below).

d.	The Domestication Merger shall be deemed to have been consummated on, and effective, subject to the fulfillment of the Closing Conditions set forth in Section 4, as of the date in which all the required approvals have been received by the Companies Registrar in accordance with this Agreement, the Companies Law and the regulations promulgated thereunder, and the receipt of merger certificate by the Companies Registrar (the “Domestication Merger Effective Date”).

e.	The Domestication Merger shall have the effects set forth in the Companies Law and this Agreement, and:

1)	without derogating from the provisions of Section 323 of the Companies Law, as of the Domestication Merger Effective Date, (i) all assets, liabilities, licenses, permissions, and agreements, including any tangible and intangible properties, rights, privileges, immunities and franchises, and (ii) all debts and liabilities, and (iii) all and every other interest or asset of any kind (including any intellectual property and good will whatsoever), of or belonging to or due to Domestication Merger Sub shall be deemed to have been transferred to and vested in Intec Israel without further act or deed.

2)	as of the Domestication Merger Effective Date, Domestication Merger Sub will cease to exist in accordance with Section 323(4) of the Companies Law, and Intec Israel shall continue as the surviving company.

f.	As of the Domestication Merger Effective Date, the articles of association of Intec Israel (as the surviving company) shall be replaced with the articles in the form attached hereto as Exhibit A, until duly amended as provided therein and by applicable law.

g.	The Parties shall take all actions necessary so that the directors of the board of Domestication Merger Sub immediately prior to the Domestication Merger Effective Date shall be appointed to serve as the sole directors of the board of directors of Intec Israel immediately following the Domestication Merger becoming effective, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed, as the case may be, in accordance with Intec Israel’s articles of association.

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2.	Consideration; Exchange Procedures

In connection with the Domestication Merger, all Intec Israel Shares outstanding immediately prior to the Domestication Merger will be exchanged, on a one-for-one basis, for shares of Intec Parent Common Stock, and all options and warrants to purchase Intec Israel Shares outstanding immediately prior to the Domestication Merger will be exchanged for equivalent securities of Intec Parent, as follows;

a.	Conversion of Intec Israel Shares. VStock Transfer, LLC shall act as exchange agent in the Domestication Merger (the “Exchange Agent”). In the event VStock Transfer, LLC is unable or unwilling to serve as Exchange Agent, or upon mutual agreement of Intec Israel and Intec Parent, on or prior to the Merger Effective Date, Intec Israel and Intec Parent shall agree upon and select a reputable bank, transfer agent or trust company to act as Exchange Agent in the Domestication Merger. At the Merger Effective Time, Intec Parent shall deposit with the Exchange Agent the aggregate number of book-entry shares of Intec Parent Common Stock in an amount which is equal to the number of Intec Israel Shares outstanding immediately prior to the Domestication Merger Effective Date, together with irrevocable instructions to the Exchange Agent to cause the Exchange Agent to deliver such shares of Intec Parent Common Stock as promptly as reasonably practicable upon receipt of the documents described herein. The book-entry shares of Intec Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund”.

b.	Promptly after the Domestication Merger Effective Date, Intec Parent shall cause the Exchange Agent to mail to the persons who were record holders of Intec Israel Shares immediately prior to the Domestication Merger Effective Date, as set forth on the shareholders ledger of the Exchange Agent: (i) a letter of transmittal in customary form; (ii) instructions for effecting the surrender of Intec Israel Share certificates in exchange for book-entry shares of Intec Parent Common Stock; and (iii) instructions for effecting the surrender of uncertificated Intec Israel Shares in exchange for book-entry shares of Intec Parent Common Stock. Upon surrender of the Intec Israel Shares to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent: (A) the holder of such Intec Israel Shares shall be entitled to receive in exchange therefor, on a one-for-one basis one or more book-entry shares of Intec Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Section 2.b; and (B) if applicable, upon delivery of Intec Parent Common Stock to the applicable holder in accordance with this Section 2.b, the Intec Israel Share certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.b of an Intec Israel Share certificate, each Intec Israel Share shall be deemed, from and after the Domestication Merger Effective Date, to represent only the right to receive shares of Intec Parent Common Stock. If any Intec Israel Share certificate been lost, stolen or destroyed, Intec Parent may, in its discretion and as a condition precedent to the delivery of any shares of Intec Parent Common Stock, require the owner of such lost, stolen or destroyed certificate to provide an applicable affidavit with respect to such Intec Israel Share certificate.

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c.	No dividends or other distributions declared or made with respect to shares of Intec Parent Common Stock with a record date after the Domestication Merger Effective Date shall be paid to the holder of any unsurrendered Intec Israel Share certificates with respect to the shares of Intec Parent Common Stock that such holder has the right to receive in the Domestication Merger until such holder surrenders such share certificate or an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.b (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

d.	Any portion of the Exchange Fund that remains undistributed to holders of Intec Israel Shares six months after the Domestication Merger Effective Date shall be delivered to Intec Parent upon demand, and any holders of Intec Israel Shares who have not theretofore surrendered their Intec Israel Share certificates (if applicable) and/or delivered a letter of transmittal in accordance with this Section 2.b shall thereafter look only to Intec Parent for satisfaction of their claims for shares of Intec Parent Common Stock and any dividends or distributions with respect to shares of Intec Parent Common Stock.

e.	Intec Israel Shares Held by Intec Parent and Shares Held in Treasury. Each Intec Israel Share held in the treasury of Intec Israel or owned by Intec Parent immediately prior to the Merger Effective Date, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

f.	Share Capital of Domestication Merger Sub. Each ordinary share, no par value, of Domestication Merger Sub issued and outstanding immediately prior to the Merger Effective Date shall be automatically and without further action converted into one (1) validly issued, fully paid and nonassessable ordinary share, no par value of Intec Israel (as the surviving company) and all such ordinary shares shall constitute the only outstanding share capital of the Intec Israel (as the surviving company). Each certificate evidencing ownership of such shares of Domestication Merger Sub immediately prior to the Merger Effective Date shall, as of the Merger Effective Date, evidence ownership of such shares of Intec Israel (as the surviving company).

g.	Intec Parent Stock Incentive Plan. Intec Parent shall adopt a new Incentive Option Plan that includes both US and Israeli tax provisions and that shall comply with and qualify under Section 102(b)(2) of the Ordinance (the “Intec Parent Israel Option Plan”). All options previously granted and outstanding to purchase Intec Israel Shares under the Amended and Restated 2015 Incentive Option Plan of Intec Israel (the “Existing Options”), shall be substituted with options to purchase shares of Intec Parent Common Stock (the “Substituted Options”), on a one-for-one basis, in a manner intended to comply with the requirements of Section 102 of the Ordinance and in accordance with the provisions of the Option Tax Ruling. The Intec Parent Israel Option Plan shall be filed for approval under Section 102(b)(2) of the Ordinance immediately following the Domestication Merger Effective Date. The per share exercise price of each Substituted Option shall be equal to the per share exercise price of each Existing Option. The term and vesting provisions of the Existing Options shall remain unchanged, and except as otherwise provided herein the terms of the Substituted Options shall be as specified in the Intec Parent Option Plan.

h.	Treatment of Warrants. All warrants outstanding to purchase Intec Israel Shares (the “Intec Warrants”) shall be substituted in accordance with their applicable terms to warrants to purchase shares of Intec Parent Common Stock (the “Substituted Warrants”), on a one-for-one basis. The per share exercise price of each Substituted Warrant shall be equal to the per share exercise price of each Intec Warrant.

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3.	Tax

As promptly as practicable following the date hereof, the Company shall prepare and, after coordinating in good faith with Decoy and its Israeli counsel, file with the ITA an application for a tax ruling (“Domestication Tax Ruling”) that will seek to determine that (i) with respect to holders of Intec Israel Shares and/or Intec Warrants that are non-Israeli residents (as defined in the Israel Income Tax Ordinance [New Version], 1961 (the “Income Tax Ordinance”) or as will be determined by the ITA), (A) exempting Intec Parent, Intec Israel and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Domestication Merger or clarifying that no such obligation exists, or (B) instructing Intec Parent, Intec Israel and their respective agents on how such withholding is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Intec Israel Shares and/or Intec Warrants that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Intec Israel Shares subject to Section 102 of the Ordinance) (x) exempting Intec Parent, Intec Israel and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Domestication Merger, or clarifying that no such obligation exists, or (y) instructing Intec Parent, Intec Israel and their respective agents on how such withholding is to be executed, the rate or rates of withholding to be applied. The Company shall inform and update Decoy and its Israeli counsel of any correspondence, meetings, discussions and calls with the ITA with respect to the Domestication Tax Ruling. The final text of the Domestication Tax Ruling shall be subject to the approval of Decoy, such approval not to be unreasonably withheld, conditioned or delayed. If the Domestication Tax Ruling is not obtained each of Intec Israel, Intec Parent, the Exchange Agent and their respective agents (each, a “Payor”) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement (i.e. the shares of Intec Parent Common Stock) such amounts as are required to be deducted and withheld, if any, under applicable tax law. To the extent that amounts are so withheld and timely remitted to the applicable governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding. To the extent that the Payor is obliged to withhold Israeli taxes, each Intec Israel shareholder (each, a “Payee”) shall provide the Payor with the amount in cash due with regards to such Israeli taxes prior to the Merger Effective Date. In the event that the Payee fails to provide the Payor with the full cash amount necessary to satisfy such Israeli taxes (as determined in the sole discretion of the applicable Payor) prior to the Merger Effective Date, the Payor shall be entitled to sell the Payee’s shares of Intec Parent Common Stock to the extent necessary to satisfy the full amount due with regards to such Israeli taxes (after taking into account any taxes due, if any, with respect to the sale of such Intec Parent Common Stock). Each Payee hereby waives, releases and absolutely and forever discharges the Payor from and against any and all claims for any losses in connection with the forfeiture or sale of any portion of the shares of Intec Parent Common Stock otherwise deliverable to such Payee in compliance with the withholding requirements under this section. In addition to the Domestication Tax Ruling, Company shall obtain the Option Tax Ruling (as such term is defined in the Merger Agreement) (the “Option Tax Ruling”, and together with the Domestication Tax Ruling, the “Tax Rulings”).

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4.	Closing Conditions

a.	The consummation of the Domestication Merger shall be subject to receipt of all the rulings, consents and approvals as listed in this Section 4 (the “Closing Conditions”). The Parties shall be permitted to waive any such Closing Condition provided, however, such Closing Condition is not required by applicable law:

1)	the Domestication Tax Ruling has been obtained;

2)	the Option Tax Ruling has been obtained.

3)	the conditions to the consummation of the Merger, other than the consummation of the Domestication Merger and those other conditions which by their nature shall only be satisfied on closing of the Merger, shall have been satisfied or waived by the party to the Merger Agreement entitled to waive such condition;

4)	Intec Parent has approved and adopted an amendment of its certificate of incorporation and bylaws (to be effective upon the consummation of the Domestication Merger), in accordance with the charters attached hereto as Exhibit B and Exhibit C.

5)	the shareholders of Intec Israel and Domestication Merger Sub shall have approved this Agreement and the Domestication Merger, as required by the Companies Law;

6)	Intec Israel has received the approval and/or consent of any other third party (including financial institutions), if and as required for the consummation of the Domestication Merger under any agreement and/or law;

7)	at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar, and at least thirty (30) days shall have elapsed after receipt of approval of the shareholders of Intec Israel and Domestication Merger Sub; and

8)	Intec Israel (as the absorbing company) shall have received the merger certificate from the Companies Registrar in accordance with Section 323(5) of the Companies Law.

b.	The Parties shall use their reasonable best efforts and cooperate as required to fulfill, as promptly as practicable after the date of this Agreement, all the Closing Conditions required in connection with the Domestication Merger, and for such purpose they shall contact all relevant entities and/or authorities, and likewise provide information and execute undertakings customarily requested by such entities and/or authorities as condition for approvals, including by filing a notice with the Israel Innovation Authority (“IIA”) and have Intec Parent execute the standard undertaking required by the IIA. In addition, the Parties hereunder shall update each other on an ongoing basis as to any material development or setback in this regard.

5.	Miscellaneous

a.	The preamble of this Agreement constitutes an inseparable part hereof. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes,” or “including” appears in this Agreement, it shall be deemed in each instance to be followed by the words “without limitation”.

b.	This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

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c.	This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement. For avoidance of doubt, the Parties may by mutual written consent advance or extend the time for the performance of any of the obligations or other acts stipulated under this agreement.

d.	No delay or omission to exercise any right, power, or remedy accruing to any Party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

e.	All taxes, tariffs, fees and other expenses levied by law in connection with this Agreement and/or its execution shall be paid by the Party upon which such tax, tariff, fee or other expense was levied.

f.	Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel.

g.	This Agreement is not intended to and shall not confer upon any person or entity other than the Parties hereto any rights or remedies hereunder

h.	If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

i.	The Parties hereto undertake to take any supplementary action and/or execute any other instrument reasonably required of them for the purpose of implementing this Agreement.

[Signature page follows]

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IN WITNESS WHEREOF the Parties have signed this Agreement as of the date first hereinabove set forth.

INTEC PHARMA LTD.

By:	/s/ Jeffrey Meckler

Name:	Jeffrey Meckler

Title:	Director

INTEC PARENT, INC.

By:	/s/ Jeffrey Meckler

Name:	Jeffrey Meckler

Title:	Director

DOMESTICATION MERGER SUB LTD.

By:	/s/ Jeffrey Meckler

Name:	Jeffrey Meckler

Title:	Director

[Signature Page of Domestication Merger Agreement]

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Exhibit A

Form of Amended and Restated Articles

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Exhibit B

Form of Amended and Restated COI

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Exhibit C

Form of Amended and Restated Bylaws

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